Exhibit 5.2

TH International Limited PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands

13 October 2022

TH International Limited

We have acted as counsel as to Cayman Islands law to TH International Limited (the "Company") in connection with the Company's registration statement on Form F-1, including all amendments or supplements thereto, filed with the United States Securities and Exchange Commission (the "Commission") under the United States Securities Act of 1933, as amended (the "Act") (including its exhibits, the "Registration Statement") for the purposes of, registering with the Commission under the Act:

(a)	the offering and sale to the public of 22,900,000 ordinary shares, par value $0.00000939586994067732 per share, of the Company ("Ordinary Shares"), including (i)17,250,000 Ordinary Shares (the "Public Warrant Shares") issuable upon the exercise of warrants to purchase Ordinary Shares at an exercise price of $11.50, which were issued on September 28, 2022 (the "Closing Date") in exchange for the public warrants of Silver Crest Acquisition Corporation ("Silver Crest") that were issued in the initial public offering of Silver Crest (the "Public Warrants"); (ii) 4,450,000 Ordinary Shares (the "Sponsor Warrant Shares") issuable upon the exercise of warrants to purchase Ordinary Shares at an exercise price of $11.50 per share, which were issued to Silver Crest Management LLC (the "Sponsor") on the Closing Date (the "Sponsor Warrants") in exchange for the private placement warrants purchased by the Sponsor for a total consideration of $9,400,000 in a private placement concurrent with the initial public offering of Silver Crest; and (iii) 1,200,000 Ordinary Shares (the "PIPE Warrant Shares" and together with the Public Warrant Shares and the Sponsor Warrant Shares, the "Warrant Shares") issuable upon the exercise of warrants to purchase Ordinary Shares at an exercise price of $11.50 per share, which were issued on the Closing Date to certain investors (the "PIPE Investors") who invested $10 million or more pursuant to separate subscription agreements dated March 9, 2022 (the "PIPE Subscription Agreements") for no consideration (the "PIPE Warrants", and collectively with the Public Warrants and the Sponsor Warrants, the "Warrants"); and

(b)	the potential offer and sale from time to time by the Selling Securityholders (as defined in the Registration Statement) of up to (i) 62,151,365 Ordinary Shares (the "Resale Shares"), which include (A) an aggregate of 35,186,824 Ordinary Shares beneficially owned by certain Selling Securityholders (the "Legacy Shares"); (B) 4,312,500 Ordinary Shares issued to the Sponsor (the "Sponsor Shares") on the Closing Date in exchange for the Class B ordinary shares of Silver Crest, which were purchased by the Sponsor at a price of approximately $0.006 per share; (D) 4,450,000 Ordinary Shares issuable upon the exercise of the Sponsor Warrants; (E) 5,050,000 Ordinary Shares issued to the PIPE Investors pursuant to the PIPE Subscription Agreements on the Closing Date (the "PIPE Shares"), at a price of $10.00 per share for investors who invested less than $10 million and an effective price of $8.00 per share for investors who invested $10 million or more; (F) 1,200,000 Ordinary Shares issuable upon the exercise of the PIPE Warrants; (G) 5,000,000 Ordinary Shares issued to certain Selling Securityholders on the Closing Date pursuant to an Equity Support Agreement dated May 25, 2022 at a price of $10.00 per share (the "ESA Shares"); and (H) 6,752,041 Ordinary Shares issuable upon conversion of convertible notes (the "Convertible Notes") issued to certain Selling Securityholders on December 10, 2021 pursuant to the Convertible Note Purchase Agreements that each of the Note Investors entered into with, inter alia, the Company (the "Conversion Shares"), whereby the Note Investors purchased an aggregate principal amount of $50 million Convertible Notes for a purchase price of 98% of the principal amount thereof; and (ii) 5,650,000 Warrants (the "Subject Warrants"), which include (A) 4,450,000 Sponsor Warrants; and (B) 1,200,000 PIPE Warrants.

The Warrant Shares and the Resale Shares are referred to herein collectively as the "Registered Shares". The Registered Shares and the Subject Warrants are referred to herein collectively as the "Securities". This opinion letter is given in accordance with the terms of the Legal Matters section of the Registration Statement.

1	Documents Reviewed

We have reviewed originals, copies, drafts or conformed copies of the following documents, and such other documents as we deem necessary:

1.1	The certificate of incorporation dated 25 April 2018 and the amended and restated memorandum and articles of association of the Company as adopted effective 28 September 2022 (the "Memorandum and Articles").

1.2	The written resolutions of the board of directors of the Company dated 13 August 2021 (the "2021 Resolutions") and 26 August 2022 (the "2022 Resolutions"), and the corporate records of the Company maintained at its registered office in the Cayman Islands.

1.3	A certificate of good standing with respect to the Company issued by the Registrar of Companies (the "Certificate of Good Standing").

1.4	A certificate from a director of the Company a copy of which is attached to this opinion letter (the "Director's Certificate").

1.5	The Registration Statement.

1.6	The assignment, assumption and amended and restated warrant agreement dated as of 28 September 2022, by and between the Company, Silver Crest and Continental Stock Transfer & Trust Company (the "Warrant Agreement") and the warrant certificate constituting the Warrants (the "Warrant Certificates").

1.7	The agreements constituting the PIPE Warrants (together with the Warrant Agreement and the Warrant Certificates, the "Warrant Documents").

1.8	The Register of Members of the Company provided to us by Continental Stock Transfer & Trust Company on 12 October 2022 (the "Register").

The documents listed in paragraphs 1.6 to 1.7 inclusive above shall be referred to collectively herein as the "Documents".

2	Assumptions

The following opinions are given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion letter. These opinions only relate to the laws of the Cayman Islands which are in force on the date of this opinion letter. In giving the following opinions, we have relied (without further verification) upon the completeness and accuracy, as at the date of this opinion letter, of the Director's Certificate and the Certificate of Good Standing. We have also relied upon the following assumptions, which we have not independently verified:

2.1	The Documents have been or will be authorised and duly executed and unconditionally delivered by or on behalf of all relevant parties in accordance with all relevant laws (other than, with respect to the Company, the laws of the Cayman Islands).

2.2	The Documents are, or will be, legal, valid, binding and enforceable against all relevant parties in accordance with their terms under the laws of the State of New York and all other relevant laws (other than, with respect to the Company, the laws of the Cayman Islands).

2.3	The choice of New York as the governing law of the Documents has been made in good faith and would be regarded as a valid and binding selection which will be upheld by the courts of the State of New York and any other relevant jurisdiction (other than the Cayman Islands) as a matter of New York law and all other relevant laws (other than the laws of the Cayman Islands).

2.4	Copies of documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals.

2.5	All signatures, initials and seals are genuine.

2.6	The capacity, power, authority and legal right of all parties under all relevant laws and regulations (other than, with respect to the Company, the laws and regulations of the Cayman Islands) to enter into, execute, unconditionally deliver and perform their respective obligations under the Documents.

2.7	No invitation has been or will be made by or on behalf of the Company to the public in the Cayman Islands to subscribe for any of the Warrants or the Ordinary Shares.

2.8	There is no contractual or other prohibition or restriction (other than as arising under Cayman Islands law) binding on the Company prohibiting or restricting it from entering into and performing its obligations under the Documents.

2.9	No monies paid to or for the account of any party under the Documents or any property received or disposed of by any party to the Documents in each case in connection with the Documents or the consummation of the transactions contemplated thereby represent or will represent proceeds of criminal conduct or criminal property or terrorist property (as defined in the Proceeds of Crime Act (As Revised) and the Terrorism Act (As Revised), respectively).

2.10	There is nothing under any law (other than the laws of the Cayman Islands) which would or might affect the opinions set out below. Specifically, we have made no independent investigation of the laws of New York.

2.11	The Company will receive money or money's worth in consideration for the issue of the Registered Shares and none of the Registered Shares were or will be issued for less than par value.

Save as aforesaid we have not been instructed to undertake and have not undertaken any further enquiry or due diligence in relation to the transaction the subject of this opinion.

3	Opinions

Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1	The Company has been duly incorporated as an exempted company with limited liability and is validly existing and in good standing with the Registrar of Companies under the laws of the Cayman Islands.

3.2	The Registered Shares to be offered and issued by the Company as contemplated by the Registration Statement (including the Warrant Shares issuable upon the exercise of the Warrants in accordance with the Documents) have been duly authorised for issue. The Warrant Shares, when issued by the Company against payment in full of the consideration as set out in the Registration Statement and in accordance with the terms set out in the Registration Statement, will be validly issued, fully paid and non-assessable. As a matter of Cayman Islands law, a share is only issued when it has been entered in the register of members (shareholders).

3.3	Based solely on our inspection of the Register, the Registered Shares (other than the Warrant Shares) have been validly issued, fully paid and non-assessable.

3.4	The execution, delivery and performance of the Warrant Agreement has been authorised by and on behalf of the Company. The Warrant Agreement has been duly executed on behalf of the Company, assuming delivery by any director or officer of the Company, delivered on behalf of the Company, and constitute the legal, valid and binding obligations of the Company enforceable in accordance with its terms.

4	Qualifications

The opinions expressed above are subject to the following qualifications:

4.1	The obligations assumed by the Company under the Documents will not necessarily be enforceable in all circumstances in accordance with their terms. In particular:

(a)	enforcement may be limited by bankruptcy, insolvency, liquidation, reorganisation, readjustment of debts or moratorium or other laws of general application relating to protecting or affecting the rights of creditors and/or contributories;

(b)	enforcement may be limited by general principles of equity. For example, equitable remedies such as specific performance may not be available, inter alia, where damages are considered to be an adequate remedy;

(c)	where obligations are to be performed in a jurisdiction outside the Cayman Islands, they may not be enforceable in the Cayman Islands to the extent that performance would be illegal under the laws of that jurisdiction; and

(d)	some claims may become barred under relevant statutes of limitation or may be or become subject to defences of set off, counterclaim, estoppel and similar defences.

4.2	To maintain the Company in good standing with the Registrar of Companies under the laws of the Cayman Islands, annual filing fees must be paid and returns made to the Registrar of Companies within the time frame prescribed by law.

4.3	Under Cayman Islands law, the register of members (shareholders) is prima facie evidence of title to shares and this register would not record a third party interest in such shares. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. As far as we are aware, such applications are rarely made in the Cayman Islands and for the purposes of the opinion given in paragraph 3.2, there are no circumstances or matters of fact known to us on the date of this opinion letter which would properly form the basis for an application for an order for rectification of the register of members of the Company, but if such an application were made in respect of the Ordinary Shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

4.4	In this opinion letter the phrase "non-assessable" means, with respect to the issuance of shares, that a shareholder shall not, in respect of the relevant shares and in the absence of a contractual arrangement, or an obligation pursuant to the memorandum and articles of association, to the contrary, have any obligation to make further contributions to the Company's assets (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the references to our firm under the headings "Legal Matters", "Shareholder Suits" and "Enforceability of Civil Liabilities" in the prospectus included in the Registration Statement. In providing our consent, we do not thereby admit that we are in the category of persons whose consent is required under section 7 of the Act or the Rules and Regulations of the Commission thereunder.

We express no view as to the commercial terms of the Documents or whether such terms represent the intentions of the parties and make no comment with regard to warranties or representations that may be made by the Company.

The opinions in this opinion letter are strictly limited to the matters contained in the opinions section above and do not extend to any other matters. We have not been asked to review and we therefore have not reviewed any of the ancillary documents relating to the Documents and express no opinion or observation upon the terms of any such document.

This opinion letter is addressed to you and may be relied upon by you, your counsel and purchasers of Securities pursuant to the Registration Statement. This opinion letter is limited to the matters detailed herein and is not to be read as an opinion with respect to any other matter.

Yours faithfully

Maples and Calder (Cayman) LLP